10400 Clean Street
Eden Prairie, MN
55344-2650 USA
T: 763.540.1200
F: 763.513.2142
November 9, 2020                                     BY EDGAR

Ms. Kathryn Jacobson, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobson:

Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated October 27, 2020 regarding the Company’s Form 10-Q for the Quarter Ended June 30, 2020 that was filed July 30, 2020 (the “Form 10-Q”) and the Company’s Form 8-K filed July 30, 2020 (the “Form 8-K”) (File No. 001-16191). The comments in the letter have been reproduced here in italics and the Company’s response is detailed under each of the comments.

Form 10-Q for the Quarter Ended June 30, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of COVID-19, page 21

1.We note on page 24 you partially attribute the increase in your gross profit margin in the second quarter of 2020 to “benefits from government programs”. Similarly, you partially attribute the decrease in Selling and Administrative Expense in the second quarter of 2020 to “benefits from government programs received related to COVID-19”. Please fully disclose the nature of these benefits, in quantified detail, and your accounting policies, and advise us. Describe how they contributed to the increase in your gross profit and a reduction in your S&A Expense. If you are referring to a loan received under the CARES Act, please explain to us the basis for your accounting and reporting policies including references to the supporting accounting literature. Further refer to the CF Disclosure Guidance Topic 9A: Coronavirus (COVID-19) - Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources at https://www.sec.gov/corpfin/covid-19-disclosure-considerations.

Response: The benefits we received from government programs consisted of wage subsidies offered in Italy, the Netherlands, the United Kingdom, Canada, France, Spain, Germany, and Belgium in response to the COVID-19 pandemic. These subsidies were generally available to companies who demonstrated hardship due to the pandemic and were earned upon application with the respective authority. None of these subsidies are required to be repaid. The Company has not applied for or received a loan under the CARES Act from the U.S. government, nor were any of the subsidies that we received in the second quarter of 2020 from the U.S. government.

In the second quarter of 2020, we recorded $3.4 million related to production employee wages, which was recorded as an offset to Cost of Sales, $0.2 million related to Research and Development (R&D) employee wages, which was recorded as an offset to R&D Expense, and $1.4 million for Selling and Administrative (S&A) employee wages, which was
WWW.TENNANTCO.COM

10400 Clean Street
Eden Prairie, MN
55344-2650 USA
T: 763.540.1200
F: 763.513.2142
recorded as an offset to S&A Expense in total from all of the government authorities mentioned above.

When recording the subsidies mentioned above this fiscal year, we considered both the timing of recognition as well as the classification within our Consolidated Statements of Earnings. We do not have a formal written policy on treatment of government subsidies as they have not had a significant impact on our financial statements historically and thus do not represent a significant accounting policy for us. Although there is no specific guidance in U.S. generally accepted accounting principles (US GAAP), we would analogize these government subsidies received to government grants as they represent wage subsidies and not income tax credits, exchange transactions or contributions; therefore, neither ASC 740 nor ASC 958 apply to these subsidies. The most comprehensive accounting guidance for government grants given to business entities is found in International Accounting Standards (IAS) 20. IAS 20 states that “government grants, including non-monetary grants at fair value, shall not be recognised until there is reasonable assurance that (a) the entity will comply with the conditions attaching to them; and (b) the grants will be received.” [IAS 20.7] With regards to timing of recognition, IAS 20 also indicates that “government grants shall be recognised in profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate.” [IAS 20.12] With regards to classification, IAS 20 states, “Grants related to income are presented as part of profit or loss, either separately or under a general heading such as 'Other income'; alternatively, they are deducted in reporting the related expense.” [IAS 20.29] In consideration of this guidance, our practice is to record the wage subsidies as a credit against the related wage expense that the subsidies reimburse and in the same periods that we incurred wage expenses for which the subsidies were intended to compensate. We have met the requirements to qualify for the subsidies.

In response to the comment letter we received on October 27, 2020, we modified our disclosure in our Form 10-Q for the quarter ended September 30, 2020, where we disclosed the following year-to-date explanation of gross profit in Management’s Discussion and Analysis of Financial Conditions (MD&A), which further described and quantified the government benefits that impacted the year-to-date period:

“Gross Profit margin of 41.1% was 40 basis points higher in the first nine months of 2020 compared to the first nine months of 2019. The increase was primarily driven by actions directly resulting from the Company’s enterprise strategy efforts like pricing and cost-out initiatives, benefits from government programs received related to COVID-19 and cost reduction actions, partially offset by volume deleverage, higher material costs, and strategic investments in the business. The government benefits included in Gross Profit in the first nine months of 2020 were $3.8 million and were substantially received in the second quarter of 2020. The benefits represent wage subsidies received from various European and Canadian authorities that are not required to be repaid.”

In addition, in our Form 10-Q for the quarter ended September 30, 2020, we disclosed the following year-to-date explanation of S&A expense in MD&A:

“S&A Expense was $222.4 million for the first nine months of 2020, a decrease of $44.6 million compared to the first nine months of 2019. As a percentage of Net Sales, S&A
WWW.TENNANTCO.COM

10400 Clean Street
Eden Prairie, MN
55344-2650 USA
T: 763.540.1200
F: 763.513.2142
Expense for the first nine months of 2020 decreased 120 basis points to 30.5% from 31.7% in the first nine months of 2019. S&A Expense in the first nine months of 2020 was primarily driven by cost containment initiatives throughout the Company, including employee furloughs, reduction in travel spending, and temporary pay reductions as well as benefits from government programs received related to COVID-19 and adjustments to management incentives. The government benefits included in S&A Expense in the first nine months of 2020 were $1.6 million and were substantially received in the second quarter of 2020. The benefits represent wage subsidies received from various European and Canadian authorities that are not required to be repaid. The remaining decrease included higher restructuring charges and a note receivable write-down as well as acquisition- and integration-related expenses incurred in 2019 that did not repeat in 2020.”

Form 8-K filed July 30, 2020

Exhibit 99. Tennant Company Reports 2020 Second Quarter Results
Supplemental Non-GAAP Financial Table, page 9

2. It appears your calculations of the non-GAAP measure Gross Profit - as adjusted, Selling and Administrative Expense - as adjusted, Profit from Operations - as adjusted, Profit before income taxes - as adjusted, Operating Margin - as adjusted, Net Earnings attributable to Tennant Company - as adjusted, and Net Earnings Attributable to Tennant Company per share - as adjusted reflect the exclusion of various non-recurring charges but include the benefits from non-recurring government programs. Please refer to Question 100.03 of the Compliance & Disclosure Interpretations (“C&DIs) [sic] on Non-GAAP Financial Measures and confirm to us that you will fully comply with this guidance in the future.

Response: We strive to have a balanced view of both charges and income that are of a non-recurring nature that should be removed from our reported results to help investors understand our underlying business performance. In this case, we considered whether to exclude impacts from COVID-19 on our business results in our presentation of our adjusted financial measures. We considered items such as the costs we incurred as a result of certain of our factories being shutdown to comply with local government regulations in response to the COVID-19 outbreak, unfavorable manufacturing variances in labor and overhead due to the lower volume resulting from the impact of COVID-19, the cost of modifying certain production lines to ensure the safety of our employees due to the COVID-19 virus, the cost to purchase personal protection equipment for our employees to protect them from the COVID-19 virus, or the inefficiencies we incurred in both our manufacturing employee population and our back office employees caused by the significant and abrupt decline in our revenue primarily resulting from the impact of COVID-19. We decided not to exclude any of these negative impacts in our presentation of our adjusted financial measures because we cannot accurately quantify all of the negative impacts that the COVID-19 pandemic had on the Company’s financial results, and we do not yet have a good sense for which of these factors are entirely or partially non-recurring. The government assistance that we received was intended to directly offset a portion of the negative impacts that we experienced. Therefore, even though government assistance was part of the overall COVID-19 impact of the business, we could not fully quantify all the impacts related to COVID-19, and thus we decided not to exclude any COVID-19 impacts in our presentation of our adjusted financial measures to be consistent. We do not believe it is appropriate to only partially quantify the
WWW.TENNANTCO.COM

10400 Clean Street
Eden Prairie, MN
55344-2650 USA
T: 763.540.1200
F: 763.513.2142
negative impacts to offset the positive impacts nor do we believe that only adjusting for the positive impact is appropriate.

However, we agree that it is important for investors to understand the impacts of factors arising out of COVID-19 to the extent we can provide such information. For example, in our earnings release for the second quarter ended June 30, 2020, which is filed as Exhibit 99 to our Form 8-K filed July 30, 2020, we disclosed that our actions in response to the COVID-19 pandemic resulted in approximately $15 million of savings in the second quarter of 2020 that are not expected to repeat in subsequent quarters. These actions included our participation in government programs, as well as reduced work schedules and furlough programs, reduced discretionary and project spending, reduced management incentives and limited travel. In addition, during the question and answer section of our earnings call on July 30, 2020, we disclosed that the government program benefits were $5 million in the second quarter, split between cost of sales and S&A expense, and that we did not expect this level to repeat in future quarters. Also, we disclosed in our earnings release for the third quarter ended September 30, 2020, which is filed as Exhibit 99 to our Form 8-K filed on October 29, 2020, that the guidance we provided for 2020 “includes approximately $5 to $8 million of government benefits, primarily related to previously disclosed wage subsidies”. This range of government benefits includes the $5 million of subsidies that we received in the second quarter of 2020, and anticipated subsidies that we may receive in the fourth quarter of 2020. Lastly, during our earnings conference call held on October 29, 2020, we noted “it’s worth mentioning that our guidance does include approximately $5 to $8 million of government benefits, which is primarily driven by the wage subsidies we received, and mentioned, in our second quarter results”. We determined that these comments provided the visibility necessary for investors to make informed decisions about our underlying business performance.

* * * * *

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1555. Thank you for your time and consideration.

Very truly yours,
/s/ Andrew Cebulla
Andrew Cebulla
Vice President, Finance and Corporate Controller, Interim Chief Financial Officer and Interim Principal Accounting Officer
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